Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

October 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Kate Beukenkamp and Donald Field

Re:	CF Acquisition Corp. VIII Amendment No. 1 to Registration Statement on Form S-1 Filed September 29, 2023 File No. 333-273963

Dear Ms. Beukenkamp and Mr. Field:

On behalf of CF Acquisition Corp. VIII (the “Company” or “CF VIII”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 5, 2023 regarding the Company’s Amendment No. 1 to the registration statement on Form S-1, File No. 333-273963, filed with the Commission on September 29, 2023 (the “Prior Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amendment to the Prior Registration Statement (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Cover Page

1.

We note your response to comment 1 and reissue in part. We note your disclosure that “[a]ssuming the shares registered hereunder are sold at a price of $11.13 per share (representing the closing price of the CF VIII Class A Common Stock on Nasdaq on September 11, 2023), the per-share profit for the Loan Shares, Non-Promote Forward Purchase Shares, Placement Shares and Promote Forward Purchase Shares held by the Sponsor and the Placement Shares held by the independent director would be $1.13, $1.17, $1.46, $11.13 and $11.13, respectively.” Please revise to disclose the aggregate potential profit the Selling Securityholders will earn based on the current trading price and the number of shares being registered for resale.

Response: In response to the Staff’s comment, the disclosure on the cover page and pages 6 and 7 of the Amendment has been revised.

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at javad.husain@hugheshubbard.com or by telephone at (212) 837-6046.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Javad Husain
Javad Husain
Partner

Cc:	CF Acquisition Corp. VIII
Willkie Farr & Gallagher LLP